SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2008
Commission File Number: 000-30735

Rediff.com India Limited
(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
Mahim (West), Mumbai 400 016
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-  .)

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In compliance with NASDAQ Rule 4350(b)(4), on February 14, 2008, Rediff.com India Limited (“Rediff.com”) issued a press release that sets forth its unaudited consolidated balance sheet as of September 30, 2007 and its unaudited consolidated statement of income for the six months ended September 30, 2007. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008	Rediff.com India Limited (Registrant)

	By:	/s/ Joy Basu
Name: Joy Basu
Title: Chief Financial Officer

        [SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.                                           DESCRIPTION

99.1                      Press release issued by the registrant dated February 14, 2008.

        99.1

REDIFF.COM PUBLISHES ITS UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2007 AND ITS STATEMENTS OF EARNINGS FOR THE
SIX MONTHS ENDED SEPTEMBER 30, 2007

In compliance with the NASDAQ Rule 4350(b)(4), which requires that each foreign private issuer with securities listed on the NASDAQ distribute interim financial information within six months following the end of such foreign private issuer's second fiscal quarter, Rediff.com India Limited hereby publishes its unaudited consolidated balance sheet as of September 30, 2007 and its unaudited consolidated statement of income for the six months ended September 30, 2007. It should be noted that the financial statements set forth in this press release are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the financial statements set forth below.

REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
As of March 31, 2007 and September 30, 2007
(All figures in US$ million)

	As of March 31, 2007	As of September 30, 2007

	(Audited)	(Unaudited)
Assets Current Assets Cash and cash equivalents	53.55	59.13
Trade accounts receivables – net	10.67	10.57
Prepaid expenses and other current assets	1.63	2.14
Total current assets	65.85	71.84
Property, plant and equipment – net	9.97	13.89
Investments	0.58	0.58
Goodwill – net	7.31	7.31
Recoverable Income Tax	1.83	3.12
Other assets	0.95	0.90
Total assets	86.49	97.64

Liabilities and shareholders' equity Current liabilities Accounts payable and accrued liabilities	7.64	8.28
Customer advances and unearned revenues	1.29	1.42
Total current liabilities	8.93	9.70
Other liabilities	0.34	0.28
Total Liabilities	9.27	9.98
Shareholders' equity Equity shares: Issued and outstanding	1.73	1.73
Additional paid in capital	123.94	124.78
Other comprehensive Profit /(loss)	(0.81)	5.78
Accumulated deficit	(47.64)	(44.63)
Total shareholders' equity	77.22	87.66
Total liabilities and shareholders' equity	86.49	97.64

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
For each of the half years ended September 30, 2006 and 2007
(All figures in US$ million)

	Half year ended September 30,
	2006	2007
	(Unaudited)	(Unaudited)
Operating Revenues India Online	8.77	10.35
US Publishing	3.67	4.31
Total revenues	12.44	14.66
Cost of Revenues India Online	1.03	1.39
US Publishing	1.55	1.54
Total cost of revenues	2.58	2.93
Gross profit	9.86	11.73
Operating Expenses Sales and marketing	2.68	2.92
Product development	1.72	2.85
General and administrative	4.54	6.87
Total operating expenses	8.94	12.64
Operating Profit / (Loss)	0.92	(0.91)
Other income (expense), net	2.59	4.13
Profit from continuing operations before income taxes	3.51	3.22
Income tax expense	0.03	0.21
Net Income	3.48	3.01

About Rediff.com India Limited (“Rediff.com”):
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor:
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

For further details contact:
Debabrata Saha
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 116
Fax.: +91-22-2444-6837